March 8, 2002





Securities and Exchange Commission
Washington DC  20549

Dear Sir or Madam:

On behalf of Dr. Mark Kishel, who is a Director of Immucor, Inc. (the "Company"), we are transmitting the Initial Statement of Beneficial Ownership of Securities on Form 3 with respect to the Company's Common Stock.

Sincerely,

/s/ Edward L. Gallup

Edward L. Gallup
President

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3
             Initial Statement of Beneficial Ownership of Securities

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


___ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1.       Name and Address of Reporting Person

         Dr. Mark Kishel
         EMedicine Solutions, Inc
         10 Larne Court
         Roswell, GA 30076

2.       Issuer Name and Ticker or Trading Symbol

         Immucor, Inc./BLUD

3.       IRS or Social Security Number of Reporting Person (Voluntary)


4.       Statement for Month/Year

         02/02

5.       If Amendment, Date of Original (Month/Year)

         NA

6.       Relationship of Reporting Person to Issuer (check all applicable)

         X        Director
                  Officer (give title below)
                  10% Owner
                  Other (specify below)

TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.       Title of Security   (Instr.3)

         N/A

2.       Transaction Date (Month/Day/Year)

         N/A

3.       Transaction Code (Instr. 8)

         N/A

4.       Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

         N/A

           Amount             (A) or (D)            Price

         N/A

5.       Amount of Securities      6.  Ownership Form:    7.  Nature of Indirect
         Beneficially Owned at          Direct (D) or       Beneficial Ownership
         End of Month                  Indirect (I)             (Instr. 4)
         (Instr. 3 and 4)               (Instr. 4)

         N/A

TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.       Title of Derivative Security (Instr. 3)

         Stock Option - Right to buy

2.       Conversion or Exercise Price of Derivative Security

         $9.37

3.       Transaction Date (Month/Day/Year)

         2/11/02

4.       Transaction Code (Instr. 8)

         T

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

         Options as previously reported     0
         (A)                        (D)
         10,000                     NA

6.       Date Exercisable and Expiration Date (Month/Day/Year)

         Date Exercisable           Expiration Date
         2/11/04                            2/11/12

7.       Title and Amount of Underlying Securities (Instr. 3 and 4)

         Title                             Amount or Number of Shares
         2/11/04                                    10,000

8.       Price of Derivative Security (Instr. 5)

         NA

9.       Number of Derivative Securities Beneficially Owned at End of Year
         (Instr. 4)

         0                 (as previously reported)
         10,000            derivative securities acquired
         --------
         10,000   Total owned at end of year

10.      Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
         (Instr. 4)

         D

11.      Nature of Indirect Beneficial Ownership (Instr. 4)

         NA

Explanation of Responses:


         Stock options are exercisable 50% on 2/11/04, and 25% on 2/11/05 and 2/11/06.

/s/Dr. Mark Kishel, by Steven C. Ramsey as Power of Attorney
Signature of Reporting Person

3/8/02
Date